DIEBOLD, INCORPORATED
LETTERHEAD
November 26, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs, Division of Corporation Finance
                 Evan S. Jacobson, Division of Corporation Finance

Re:	Diebold, Incorporated
Annual Report on Form 10-K for the year ended December 31, 2007
Filed September 30, 2008
File Number 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated October 30, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed September 30, 2008.
     Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the corresponding response.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18
Performance Graph, page 19
1.	We note that your performance graph plots your performance against three indexes, including the Custom Composite Index, a peer group index you created. This does not appear to comply with the requirements of Item 201(e) of Regulation S-K. Please explain, or revise this graph in future filings to comply with Item 201(e).
     Response: We believe that our presentation of our performance against three indexes, including the Custom Composite Index, complies with the requirements of Item 201(e) of Regulation S-K. Item 201(e) requires a line graph comparing the yearly percentage change in the registrant’s cumulative total shareholder return on a class of common stock registered under Section 12 of the Exchange Act with (a) the cumulative total return of a broad equity market index assuming reinvestment of dividends and (b)

Securities and Exchange Commission
November 26, 2008

the cumulative total return, assuming reinvestment of dividends, of (i) a published industry or line-of-business index, (ii) peer issuers selected in good faith or (iii) issuers with similar market capitalizations. The comparison of our performance against the S&P 500 Index satisfies the requirement of (a) above, and the comparison of our performance against the Custom Composite Index satisfies the requirement of (b) (ii) above. We believe the comparison of our performance against a third index, the S&P Midcap 400 Index, is not prohibited by Item 201(e) because:
•	such comparison would also satisfy the requirement of (a) above since the S&P Midcap 400 Index is a broad equity market index; and

•	we do not read Item 201(e) as limiting the number of indexes against which our performance is to be compared, and we are unaware of any SEC guidance that would limit such comparison.
Additionally, we do not believe that the comparison of our performance against the S&P Midcap 400 Index is misleading, but instead provides useful information to investors about our performance.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
2.	In future filings, your MD&A section should be revised to provide a more detailed analysis of your business as seen through the eyes of those who manage that business. See SEC Release No. 34-48960. For example, but without limitation, in your overview, you list several factors that you believe drive your future performance. Your MD&A section, however, does not appear to discuss, or to the extent possible, quantify, these factors in any detail. Note that this comment also applies to your filings on Form 10-Q.
     Response: We have addressed this comment in our quarterly report on Form 10-Q for the quarter ended September 30, 2008 that we recently filed with the SEC. In future filings, we plan to continually enhance our MD&A to provide a detailed analysis of our business as seen through management’s eyes, particularly in the overview, so that readers will have a better understanding of our business and results of operations.
3.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 34 addressing the decrease in operating profit. Please note that prefacing the reference to these sources of changes with the words “mainly” or “primarily” obscures the ability of the reader to identify the material sources of the change. Please refer to Section III.D of SEC Release No. 34-48960. Note that this comment also applies to your filings on Form 10-Q.
     Response: We have addressed this comment in our quarterly report on Form 10-Q for the quarter ended September 30, 2008 that we recently filed with the SEC. In future

Securities and Exchange Commission
November 26, 2008

filings we will continue to quantify sources of material changes in the results of operations discussion contained in our MD&A.
4.	Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a) (3) (iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.
     Response: We have addressed this comment in our quarterly report on Form 10-Q for the quarter ended September 30, 2008 that we recently filed with the SEC. In future filings we will continue to indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in the volume of products sold and services provided in the results of operations discussion contained in our MD&A. Given the customized nature of our product and service offerings to each customer, the pricing impact on our revenues is difficult to measure. For example, we sell customized products and services for new bank branches that we design to comport to the customers’ unique site dimensions and requirements. To the extent material, however, our disclosure will also include a discussion of pricing pressure in our industry and how this affects prices in our industry, the prices we charge and our revenue.
Controls and Procedures, page 107
Disclosure Controls and Procedures, page 108
5.	Please explain how your management concluded that although your disclosure controls and procedures were not effective, it believed that the consolidated financial statements fairly present, in all material respects, your financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with GAAP. Note that this comment also applies to your filings on Form 10-Q.
     Response: Even though our chief executive officer (“CEO”) and chief financial officer (“CFO”) concluded that our disclosure controls and procedures were not effective, as noted in our filings, our management, including our CEO and CFO, was able to conclude that our financial statements fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented in conformity with generally accepted accounting principles. This conclusion was based on a number of factors, including the completion of our internal review of accounting issues, the establishment of internal procedures to identify revisions to previously issued financial statements and the performance of additional procedures designed to ensure the reliability of financial reporting. These procedures were performed in light of our conclusion that our disclosure controls and procedures were not effective. These procedures were disclosed as additional context related to the

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November 26, 2008

certifications of our CEO and CFO required by Exchange Act Rule 13a-14(a), which provide that our CEO and CFO must certify that, to their knowledge, our financial statements fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented in our filings.
Directors, Executive Officers and Corporate Governance, page 113
6.	Please revise the biographical information of your directors to ensure that you completely describe each individual’s business experience for the past five years. See Item 401 of Regulation S-K.
     Response: In future filings, we will revise the biographical information of our directors to ensure that we completely describe each individual’s business experience for the past five years.
Certain Relationships and Related Party Transactions, and Director Independence, page 157
7.	Your disclosure in this section does not appear to comply with Item 404(b) of Regulation S-K. You state that you do not engage in transactions with directors or their affiliates if a transaction would cause an independent director to no longer be deemed independent, would present the appearance of a conflict of interest or is otherwise prohibited by law, rule or regulation. Included on the list of instances where a director will be determined not to be independent is: “The director has not engaged in a transaction with the Company for which the Company has been or will be required to make a disclosure under 404(a) of Regulation S-K promulgated by the SEC.” Please confirm that you have no transactions with related persons required to be disclosed by Item 404(a) of Regulation S-K or disclose those transactions in your response letter. In future filings, please revise this section to clearly describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.
     Response: We confirm that we did not have any transactions with related persons required to be disclosed under 404(a) of Regulation S-K in our annual report on Form 10-K for the year ended December 31, 2007. We note that, on the list of instances where a director will be determined not to be independent, the instance “The director has not engaged in a transaction with the Company for which the Company has been or will be required to make a disclosure under Item 404(a) of Regulation S-K promulgated by the SEC” inadvertently contained the word “not”; in future filings, we will remove this word. Additionally, in future filings, we will revise our disclosure to clearly describe our policies and procedures for the review, approval or ratification of any transaction required to be disclosed under Item 404(a) of Regulation S-K.
* * *

Securities and Exchange Commission
November 26, 2008

     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490- 5228.

Sincerely,

/s/ Kevin J. Krakora Kevin J. Krakora
Executive Vice President and
Chief Financial Officer